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[Janus Letterhead]



September 18, 2008

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0505

Re:   JANUS ADVISER SERIES (the "Registrant")
      1933 Act File No. 333-33978
      1940 Act File No. 811-09885
      Post-Effective Amendment No. 43

Dear Mr. Greene:

On behalf of the Registrant and Janus Adviser International Forty Fund (the "Fund"), this letter is to respond to your comments made by telephone on May 1, 2008 with respect to the Registrant's Post-Effective Amendment No. 43 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on March 14, 2008. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

   RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. COMMENT: With respect to the Fund, the Staff notes that in the cases of funds with global, international, or worldwide in their names, such funds should invest in securities of at least ten countries and have at least 40% of their assets invested in securities of foreign countries, excluding the U.S.

   RESPONSE: The Registrant has previously added or revised disclosure as appropriate to reflect that such funds invest in several countries. The Registrant believes the investment policies and restrictions of the Fund are consistent with formal SEC guidance.

3. COMMENT: The Staff asked how the Fund's name, "Janus Adviser International Forty Fund" and its strategy of investing in a "core group of 30-50 foreign equity securities" correlate.

   RESPONSE: As discussed, the Fund's investment strategy of investing in 30-50 securities is designed to permit the portfolio manager more flexibility than he would have if the Fund was mandated to hold only 40 securities at any given time. The 30-50 "range" allows the portfolio manager to focus on maintaining stability within the portfolio rather than forcing the purchase or redemption of securities at inopportune times in an effort to maintain the strict 40 security strategy.
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4. COMMENT:  With respect to the statement, "The Fund will notify you in writing at least 60 days before making any change it considers material," the Staff commented that Rule 35(d)1 does not contemplate "materiality."

   RESPONSE: As discussed during our call, the Fund's Board of Trustees has adopted a policy of providing shareholders 60-days prior notice regarding a change to a fund's investment strategy regardless of whether or not Rule 35(d)1 applies.

5. COMMENT: With respect to the statement "If the portfolio manager is unable to find such investments, the Fund's uninvested assets may be held in cash or similar investments, subject to the Fund's specific investment policies," the Staff asked for confirmation that appropriate procedures are in place to ensure this is not an open-ended type of arrangement.

   RESPONSE: The Registrant confirms that appropriate procedures are in place to ensure the Fund's investments are in accordance with its investment objective and strategy. In addition, the Registrant has disclosed that in the event that a large percentage of Fund assets is held in cash, the Fund may not achieve its investment objective.

6. COMMENT: With respect to disclosure pertaining to the nondiversification classification of the Fund, the Staff stated its view that Rule 13a-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is intended to apply to nondiversified funds which temporarily become diversified, not nondiversified funds which normally operate as diversified funds. It was the Staff's opinion that the disclosure should accurately reflect the Fund's subclassification consistent with this view.

   RESPONSE: The Registrant confirms that the disclosure states that the Fund is classified as nondiversified. Item 2 of Form N-1A instructs that a fund that is classified as nondiversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant believes the disclosure is consistent with Form N-1A.

7. COMMENT: With respect to the Fund's disclosure related to Derivatives Risk, the Staff asked whether 100% of the Fund's assets could be invested in derivatives.

   RESPONSE: As discussed, the Fund pursues its investment objective by investing in foreign equity securities selected for their growth potential. Although unlikely, it is possible that the Fund could be fully invested in derivatives meeting this criterion.

8. COMMENT: The Staff asked if the Fund is subject to risks associated with subprime mortgage investments.

   RESPONSE: As discussed, the Registrant does not believe the Fund intends to invest to any extent in these types of securities. However, as the Fund gains assets, the Registrant will monitor its investments and update disclosure as appropriate.

9. COMMENT: Under the Fees and Expenses discussion, the Staff questioned a reference to the inclusion of estimated annualized expenses associated with "networking and/or omnibus account expenses," asking whether or not a shareholder would understand what the reference means.

   RESPONSE: As discussed, additional disclosure pertaining to "networking and omnibus" fees is reflected in the Shareholder's Guide within the Prospectus.
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10. COMMENT:  The Staff suggested that the footnotes to the Fees and Expenses table follow the expense Examples.

    RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and that it is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.

11. COMMENT: With respect to the footnotes under the Management Expenses table, the Staff asked for confirmation that the font size is consistent with guidance provided under Rule 420 of the 1933 Act.

    RESPONSE: The Registrant confirms that the font size of the information contained in the table is compliant with Rule 420.

12. COMMENT: With respect to disclosure regarding Anti-Money Laundering Program requirements under the USA PATRIOT Act, the Staff indicated that the disclosure did not state that the Registrant had designated an officer of the Fund for purposes of supervising the Registrant's Anti-Money Laundering Program.

    RESPONSE: As discussed during the call, the Trustees of the Registrant have designated an officer to supervise the Anti-Money Laundering Program, and the Registrant has identified the designated officer in the Trustees and Officers table of the SAI.

13. COMMENT: The Staff noted that disclosure related to the Availability of Portfolio Holdings Information referenced "each fund" rather than "the fund," leading to potential confusion regarding whether there was more than one fund being considered.

    RESPONSE: The Registrant has updated the disclosure to reference the single Fund being offered.

Statement of Additional Information

14. COMMENT: With respect to disclosure related to the Fund's ability to invest in short sales, the Staff stated that additional disclosure may be required if expenses related to short sales are significant and result in additional dividends or interest.

    RESPONSE: The Registrant acknowledges the comment and confirms that additional disclosure will be added, as appropriate, to the Prospectus Fees and Expenses table under "Other Expenses," where expense detail is incorporated.

15. COMMENT: With respect to disclosure regarding the structure and method of portfolio manager compensation, the Staff noted that additional disclosure may be requested if the benchmark against which performance is measured changes during the relevant periods.

    RESPONSE: The Registrant acknowledges the comment and confirms that it will review its disclosure in the event that the Fund's benchmark changes.
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16. COMMENT:  The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

    RESPONSE:  The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4562. Thank you for your assistance in this matter.


Regards,

/s/ Rodney A. DeWalt

Rodney A. DeWalt
Legal Counsel


cc:      Stephanie Grauerholz-Lofton, Esq.
         Cindy Antonson
         Donna Brungardt